Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191243-01

June 10, 2014

Mid-America Apartments, L.P.

$400,000,000

3.750% Senior Notes due 2024

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated June 10, 2014 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 18, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P. (the “Operating Partnership”)

Security:	3.750% Senior Notes due June 15, 2024

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (stable / stable / positive)

Principal Amount:	$400,000,000 aggregate principal amount

Trade Date:	June 10, 2014

Settlement Date:	June 13, 2014 (T+3)

Maturity Date:	June 15, 2024

Interest Payment Dates:	Payable semi-annually on June 15 and December 15, commencing December 15, 2014

Interest Rate:	3.750% per year, accruing from June 13, 2014

Price to Public:	98.873% of the principal amount, plus accrued interest, if any

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Yield:	2.637%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	3.887%

Optional Redemption:	Prior to March 15, 2024, make-whole redemption at the Treasury Rate (as defined) plus 20 basis points plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. On and after March 15, 2024, at a redemption price equal to 100% of the principal amount plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAL1 / US59523UAL17

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Jefferies LLC U.S. Bancorp Investments, Inc.

Co-Managers:

Citigroup Global Markets Inc.

KeyBanc Capital Markets Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Jefferies LLC toll-free at 1-877-547-6340.